Results of November 4, 1999 shareholder meeting
(Unaudited)


A meeting of shareholders of the Putnam VT Global Growth Fund was held on November 4, 1999.
A proposal to increase the fees payable to Putnam Investment Management, Inc. was approved as follows: 64,049,972 votes for, 31,413,562 votes against, with 8,560,587 abstentions and broker non-votes.

A proposal to amend the fund's fundamental investment restriction with respect to borrowing was approved as follows: 77,115,336 votes for, 17,187,777 votes against, with 9,721,008 abstentions and broker non-votes.

A proposal to amend the fund's fundamental investment restriction with respect to making loans was approved as follows: 77,064,436 votes for, 16,871,216 votes against, with 10,088,469 abstentions and broker non-votes.

All tabulations are rounded to the nearest whole number.